

82-13 11

Hilton Group plc

DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS IN FULLY PAID ORDINARY SHARES OF 10P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN ("THE PLAN"):

DIRECTOR	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
DAVID MICHELS	27	13	2,554
BRIAN WALLACE	27	13	2,554
CHRISTOPHER BELL	27	13	2,554

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 5 MAY 2005 AT 276P PER SHARE

2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED (ADJUSTED FOR FRACTIONAL ENTITLEMENTS CARRIED FORWARD).

Hilton Group plc

SECTION 198 NOTIFICATION

HILTON GROUP PLC ("THE COMPANY") RECEIVED NOTIFICATION TODAY FROM BARCLAYS PLC ("BARCLAYS"), PURSUANT TO SECTION 198 COMPANIES ACT 1985, THAT ITS INTEREST ON 6 MAY 2005 HAD DECREASED TO 79,640,391 ORDINARY SHARES OF 10P EACH OF THE COMPANY ("SHARES"), WHICH INTEREST REPRESENTED 4.97% OF THE ISSUED SHARE CAPITAL OF THE COMPANY. BARCLAYS ADVISED THAT THE REGISTERED HOLDERS AND THE NUMBER OF SHARES HELD BY EACH OF THEM WERE AS FOLLOWS:-

	SHARES
BANK OF IRELAND	224,782
BARCLAYS CAPITAL NOMINEES LIMI	460,300
BARCLAYS TRUST CO & OTHERS	951
BARCLAYS TRUST CO AS EXEC/ADM	1,523
BARCLAYS TRUST CO DMC69	22,000
BARCLAYS TRUST CO E99	7,592
BARCLAYS TRUST CO R69	42,280
BNP PARIBAS	254,262
CHASE NOMINEES LTD A/C 16376	901,967
CHASE NOMINEES LTD A/C 20947	15,633,031
CHASE NOMINEES LTD A/C 21359	822,983
CIBC MELLON GLOBAL SECURITIES	149,750
CLYDESDALE NOMINEES HGB0125 A/C 00323364	4,466

CLYDESDALE NOMINEES HGB0125 A/C 00323372	10,916
CLYDESDALE NOMINEES HGB0125 A/C 00323496	7,150
CLYDESDALE NOMINEES HGB0125 A/C 00324018	1,914
CLYDESDALE NOMINEES HGB0125 A/C 00324085	3,494
CLYDESDALE NOMINEES HGB0125 A/C 00324492	22,912
CLYDESDALE NOMINEES HGB0125 A/C 00497036	1,855
CLYDESDALE NOMINEES HGB0125 A/C 00593965	2,914
CLYDESDALE NOMINEES HGB0125 A/C 00594198	1,794
CLYDESDALE NOMINEES HGB0125 A/C 00594414	13,000
CLYDESDALE NOMINEES HGB0125 A/C 00594465	3,158
CLYDESDALE NOMINEES HGB0125 A/C 00595534	3,409
CLYDESDALE NOMINEES HGB0125 A/C 00595712	2,053
CLYDESDALE NOMINEES HGB0125 A/C 00595801	3,747
CLYDESDALE NOMINEES HGB0125 A/C 00596123	2,998
CLYDESDALE NOMINEES HGB0125 A/C 00596980	6,988
CLYDESDALE NOMINEES HGB0125 A/C 00597103	1,890
CLYDESDALE NOMINEES HGB0125 A/C 00597324	5,968
CLYDESDALE NOMINEES HGB0125 A/C 00597332	1,772
CLYDESDALE NOMINEES HGB0125 A/C 00597375	6,334
CLYDESDALE NOMINEES HGB0125 A/C 00597383	7,621
CLYDESDALE NOMINEES HGB0125 A/C 00597448	3,609
CLYDESDALE NOMINEES HGB0125 A/C 00597758	4,318
CLYDESDALE NOMINEES HGB0125 A/C 00645442	5,341
CLYDESDALE NOMINEES HGB0125 A/C 00651361	2,054
CLYDESDALE NOMINEES HGB0125 A/C 00668604	1,876
CLYDESDALE NOMINEES HGB0125 A/C 00678693	2,849
CLYDESDALE NOMINEES HGB0125 A/C 00679401	28,955

CLYDESDALE NOMINEES HGB0125 A/C 00686050	11,000
CLYDESDALE NOMINEES HGB0125 A/C 00691088	2,970
CLYDESDALE NOMINEES HGB0125 A/C 00692386	9,002
CLYDESDALE NOMINEES HGB0125 A/C 00693030	5,527
CLYDESDALE NOMINEES HGB0125 A/C 00693404	2,728
CLYDESDALE NOMINEES HGB0125 A/C 00693900	4,140
CLYDESDALE NOMINEES HGB0125 A/C 00694028	2,005
CLYDESDALE NOMINEES HGB0125 A/C 00694222	2,640
CLYDESDALE NOMINEES HGB0125 A/C 00697329	17,057
CLYDESDALE NOMINEES HGB0125 A/C 00697388	2,083
CLYDESDALE NOMINEES HGB0125 A/C 00697663	12,153
CLYDESDALE NOMINEES HGB0125 A/C 00697701	1,898
CLYDESDALE NOMINEES HGB0125 A/C 00702950	2,107
CLYDESDALE NOMINEES HGB0125 A/C 00703140	2,056
CLYDESDALE NOMINEES HGB0125 A/C 00703353	4,211
CLYDESDALE NOMINEES HGB0125 A/C 00703396	2,559
CLYDESDALE NOMINEES HGB0125 A/C 00703876	1,655
CLYDESDALE NOMINEES HGB0125 A/C 00703884	2,687
CLYDESDALE NOMINEES HGB0125 A/C 00703914	1,890
CLYDESDALE NOMINEES HGB0125 A/C 00704007	2,001
CLYDESDALE NOMINEES HGB0125 A/C 00807507	11,373
CLYDESDALE NOMINEES HGB0125 A/C 00807663	2,597
CLYDESDALE NOMINEES HGB0125 A/C 00830118	3,025
CLYDESDALE NOMINEES HGB0125 A/C 00866805	2,804
CLYDESDALE NOMINEES HGB0125 A/C 00870357	7,974
CLYDESDALE NOMINEES HGB0125 A/C 00886083	2,415
CLYDESDALE NOMINEES HGB0125 A/C 00887365	2,719

CLYDESDALE NOMINEES HGB0125 A/C 01200114	9,770
CLYDESDALE NOMINEES HGB0125 A/C 03000000	2,921
CLYDESDALE NOMINEES HGB0125 A/C 03100071	5,251
CLYDESDALE NOMINEES HGB0125 A/C 03100241	1,850
CLYDESDALE NOMINEES HGB0125 A/C 03100420	3,119
CLYDESDALE NOMINEES HGB0125 A/C 03100926	6,932
CLYDESDALE NOMINEES HGB0125 A/C 03101280	3,462
CLYDESDALE NOMINEES HGB0125 A/C 03101868	2,275
CLYDESDALE NOMINEES HGB0125 A/C 03102058	2,090
CLYDESDALE NOMINEES HGB0125 A/C 03102317	2,143
CLYDESDALE NOMINEES HGB0125 A/C 03102465	26,023
CLYDESDALE NOMINEES HGB0125 A/C 03102546	4,046
CLYDESDALE NOMINEES HGB0125 A/C 03102554	22,954
CLYDESDALE NOMINEES HGB0125 A/C 03102660	2,159
CLYDESDALE NOMINEES HGB0125 A/C 03103119	2,967
CLYDESDALE NOMINEES HGB0125 A/C 03105898	1,592
CLYDESDALE NOMINEES HGB0125 A/C 03105901	1,898
CLYDESDALE NOMINEES HGB0125 A/C 07000093	2,980
CLYDESDALE NOMINEES HGB0125 A/C 07000662	2,643
CLYDESDALE NOMINEES HGB0125 A/C 07000697	17,678
CLYDESDALE NOMINEES HGB0125 A/C 07000832	1,923
CLYDESDALE NOMINEES HGB0125 A/C 07001065	2,511
CLYDESDALE NOMINEES HGB0225 A/C 00222649	1,906
CLYDESDALE NOMINEES HGB0225 A/C 00484015	4,507
CLYDESDALE NOMINEES HGB0225 A/C 00595798	3,976
CLYDESDALE NOMINEES HGB0225 A/C 00597278	18,137
CLYDESDALE NOMINEES HGB0225 A/C 00597758	2,865

CLYDESDALE NOMINEES HGB0225 A/C 00673551	1,222
CLYDESDALE NOMINEES HGB0225 A/C 00701601	4,881
CLYDESDALE NOMINEES HGB0225 A/C 00703825	2,437
CLYDESDALE NOMINEES HGB0225 A/C 00703833	10,586
CLYDESDALE NOMINEES HGB0225 A/C 00870934	8,150
CLYDESDALE NOMINEES HGB0325 A/C 00703094	2,115
CLYDESDALE NOMINEES HGB0325 A/C 00870934	2,850
CLYDESDALE NOMINEES HGB1025 A/C 00837619	16,950
INVESTORS BANK AND TRUST CO	23,591
INVESTORS BANK AND TRUST CO	306,280
INVESTORS BANK AND TRUST CO	3,125,216
INVESTORS BANK AND TRUST CO	337,770
INVESTORS BANK AND TRUST CO	45,149
INVESTORS BANK AND TRUST CO	370,925
INVESTORS BANK AND TRUST CO	18,258
INVESTORS BANK AND TRUST CO	68,156
INVESTORS BANK AND TRUST CO	983,029
INVESTORS BANK AND TRUST CO	2,055,728
INVESTORS BANK AND TRUST CO	2,511,234
INVESTORS BANK AND TRUST CO	8,009,004
INVESTORS BANK AND TRUST CO	7,337,999
INVESTORS BANK AND TRUST CO	1,162,513
JP MORGAN (BGI CUSTODY) A/C 16331	513,592
JP MORGAN (BGI CUSTODY) A/C 16338	93,366
JP MORGAN (BGI CUSTODY) A/C 16341	927,468
JP MORGAN (BGI CUSTODY) A/C 16341	327,468
JP MORGAN (BGI CUSTODY) A/C 16342	193,862

JP MORGAN (BGI CUSTODY) A/C 16344	122,245
JP MORGAN (BGI CUSTODY) A/C 16345	205,426
JP MORGAN (BGI CUSTODY) A/C 16400	16,941,881
JP MORGAN (BGI CUSTODY) A/C 17011	25,575
JP MORGAN (BGI CUSTODY) A/C 18409	1,194,196
JPMORGAN CHASE BANK	13,262
JPMORGAN CHASE BANK	43,212
JPMORGAN CHASE BANK	169,585
JPMORGAN CHASE BANK	26,496
JPMORGAN CHASE BANK	342,733
JPMORGAN CHASE BANK	221,565
JPMORGAN CHASE BANK	216,280
JPMORGAN CHASE BANK	855,124
JPMORGAN CHASE BANK	256,663
JPMORGAN CHASE BANK	15,235
JPMORGAN CHASE BANK	66,718
JPMORGAN CHASE BANK	106,218
JPMORGAN CHASE BANK	539,165
JPMORGAN CHASE BANK	188,813
JPMORGAN CHASE BANK	16,902
JPMORGAN CHASE BANK	321
JPMORGAN CHASE BANK	222,508
JPMORGAN CHASE BANK	31,895
JPMORGAN CHASE BANK	48,388
JPMORGAN CHASE BANK	270,293
JPMORGAN CHASE BANK	38,884
JPMORGAN CHASE BANK	272,824

JPMORGAN CHASE BANK	684,552
MASTER TRUST BANK	175,343
MELLON TRUST – BOSTON & SF	219,485
MELLON TRUST - BOSTON & SF	369,821
MELLON TRUST OF NEW ENGLAND	473,369
MITSUBISHI TRUST INTERNATIONAL	10,824
MITSUBISHI TRUST INTERNATIONAL	132,546
NORTHERN TRUST BANK – BGI SEPA	125,766
NORTHERN TRUST BANK – BGI SEPA	607,393
NORTHERN TRUST BANK – BGI SEPA	513,974
R C GREIG NOMINEES LIMITED A/C BL1	747,564
R C GREIG NOMINEES LIMITED A/C CM1	502,802
R C GREIG NOMINEES LIMITED A/C GP1	753,590
R C GREIG NOMINEES LIMITED A/C SA1	469,925
REFLEX NOMINEES LIMITED	12,606
REFLEX NOMINEES LIMITED	706
STATE STREET	27,698
STATE STREET	18,887
STATE STREET BOSTON	1,126,374
STATE STREET BOSTON	137,227
SUMITOMO TB	71,567
WELLS FARGO SEATTLE-WIRE BAN	26,917
ZEBAN NOMINEES LIMITED	2,546,619
TOTAL	79,640,391